VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY

and its

VARIABLE ANNUITY ACCOUNT B
VARIABLE ANNUITY ACCOUNT C
VARIABLE ANNUITY ACCOUNT I

Supplement Dated December 6, 2019

This supplement updates and amends certain information contained in your current variable annuity contract prospectus and contract prospectus summary, as applicable, as well as any subsequent supplements thereto. Please read it carefully and keep it with your contract prospectus and contract prospectus summary for future reference. Capitalized terms not defined in this supplement shall have the meaning given to them in your prospectus and contract prospectus summary, as applicable.

IMPORTANT INFORMATION ABOUT THE VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (the "Fund")

Effective immediately, the Fund's diversification status will be considered either "diversified" or "non-diversified," as defined in the 1940 Act, depending upon the composition of the Russell Top 200® Growth Index (the "Index") at the time.

A "non-diversified" mutual fund may invest a greater percentage of its assets in the securities of a single issuer than a "diversified" mutual fund. A "non-diversified" investment company is subject to the risks of focusing investments in a small number of issuers, industries or foreign currencies, including being more susceptible to risks associated with a single economic, political or regulatory occurrence than a more diversified mutual fund might be. The Fund may significantly underperform other mutual funds or investments due to the poor performance of relatively few stocks, or even a single stock, and the Fund shares may experience significant fluctuations in value.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting Customer Service.

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. ***Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.***